Exhibit 99.8 – Excerpt from 2012-2013 Main Estimates

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES

CAPITAL ACCOUNT
(In thousands of dollars)

	2011-2012 Estimate	2011-2012 Revised	2012-2013 Estimate
Capital Expenditures

Agriculture, Aquaculture and Fisheries	400	400	200
Culture, Tourism and Healthy Living	500	500	750
Economic Development	4,585	4,585	6,085
Education and Early Childhood Development	2,500	2,500	1,200
Environment and Local Government	500	500	500
Health	15,000	15,000	23,200
Natural Resources	1,370	680	200
Post-Secondary Education, Training and Labour	7,500	7,500	7,500
Social Development	4,700	4,700	0
Transportation and Infrastructure	555,861	536,355	908,125

Total Capital Expenditures	592,916	572,720	947,760

Capital Recoveries - Canada

Social Development	(3,090)	(3,090)	0
Transportation and Infrastructure	(46,305)	(47,448)	(222,107)

Total Capital Recoveries – Canada	(49,395)	(50,538)	(222,107)

Total Net Capital Expenditures	543,521	522,182	725,653